SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 18, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 OF NOVARTIS AG, NOVARTIS CAPITAL CORPORATION AND NOVARTIS SECURITIES INVESTMENT LTD. FILED WITH THE COMMISSION ON THE DATE HEREOF AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Novartis AG, Novartis Capital Corporation and Novartis Securities Investment Ltd. hereby incorporate by reference the exhibit to this report on Form 6-K into their Registration Statement on Form F-3 filed with the Commission on the date hereof (the “Form F-3”).

The presentation of the results of the Novartis Group for the second quarter and the first half of 2012, as included in Exhibit 99.1, reflects some minor adjustments to the presentation of the results of the Novartis Group for the second quarter and the first half of 2012 as furnished to the Commission as Exhibit 99.1 of a separate Report on Form 6-K on July 19, 2012 and is intended solely for incorporation by reference into the Form F-3.

Exhibit No.	Description of Document

99.1	Financial Report Q2 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	September 18, 2012	By:	/s/ Malcolm B. Cheetham
		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial Reporting and Accounting